Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, November 10, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, duly authorized, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following:

•	As previously reported, the Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) subscribed in the context of the reorganization process of LATAM and certain of its direct and indirect affiliates in the United States (“Chapter 11 Proceedings”) contemplates an eventual Tranche B for up to US$750 million, subject to the approval of the United States Bankruptcy Court of the Southern District of New York that is familiar with the Chapter 11 Proceedings (the “Court”) and other customary conditions for this type of transaction. This is in addition to the Tranche A financing for US$1.3 billion and the Tranche C financing for US$1.15 billion currently existent thereunder.

•	As reported via Material Fact, on September 29, 2021, LATAM’s Board – by unanimous vote of the independent directors- approved on September 24, 2021, an amendment to the DIP Credit Agreement (the “Tranche B Amendment”) in order to implement a financing proposal for Tranche B submitted by a group of financiers comprised of Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo.

•	Such Tranche B Amendment was approved by the Court on October 18, 2021.

•	Finally, on November 10, 2021, it is expected that (i) the Tranche B Amendment will be subscribed, thereby incorporating Tranche B to the DIP Credit Agreement; and (ii) a new draw will be made under the DIP Credit Agreement for an amount of US$200 million. Such disbursement would be made in full by the Tranche B financiers in accordance to what was established in the DIP Credit Agreement.

Sincerely,

Ramiro Alfonsín B.

CFO

LATAM Airlines Group S.A.